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                  UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C. 20549

                  FORM 12b-25
                                           -------------------------------------
           NOTIFICATION OF LATE FILING                  SEC FILE NUMBER: 0-25308
                                                       CUSIP NUMBER: 690337-10-0
                                           -------------------------------------





(Check One):   [ X ] Form 10-K and Form 10-KSB [  ] Form 11-K [  ] Form 20-F
               [  ]Form 10-Q and Form 10-QSB [  ] Form N-SAR

               For Period Ended: December 31, 2002
                                 -----------------
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended: __________________________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                             FIRST LOOK MEDIA, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable

                        8000 Sunset Boulevard, Suite B310
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            Address of Principal Executive Office (Street and Number)

                          Los Angeles, California 90046
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                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
  [ X ] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c)  has  been  attached  if   applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's Annual Report on Form 10-K for the year ended December 31, 2002 could not be completed in time without unreasonable effort and expense to the Company due to protracted discussions among the Company's management, independent auditors and lender under the Company's credit facility relating to the Company's financial performance and industry-wide changes in revenue recognition practices.

                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     Douglas McClure, Esq.                      (323)               337-1000
     -----------------------             ----------------       ---------------
           (Name)                           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s) :

                                                   [ X  ] Yes        [   ]    No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [ X  ] Yes        [   ]    No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


It is anticipated that the Form 10-K will reflect the following changes in results of operations from the prior fiscal year:

The Company's revenues for the year ended December 31, 2002 are expected to be approximately $26.7 million, compared to approximately $35.1 million for the year ended December 31, 2001. This decrease was primarily due to lower revenue from the licensing of distribution rights to third party distributors related to the general downturn in the economy and specifically, the financial difficulties of broadcasters worldwide. The Company expects to record a net loss of approximately $9.3 million for the year ended December 31, 2002, compared to a net loss of approximately $3.8 million for the year ended December 31, 2001. This increase primarily resulted from lower revenues, increased film cost write-downs and increased bad debts related to the above.

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                             FIRST LOOK MEDIA, INC.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      April 1, 2003          By:  /s/ William F. Lischak
       -------------------------     -------------------------------------------
                                     William F. Lischak, Chief Operating Officer
                                       and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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